

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2024

Michael M. Mettee
Chief Financial Officer
FB Financial Corporation
1221 Broadway, Suite 1300
Nashville, TN 37203

> **Re: FB Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-37875**

Dear Michael M. Mettee:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance